                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of June, 2003

                          Commission File Number 1-7616

                               PIONEER CORPORATION
                               -------------------
                 (Translation of registrant's name into English)

              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
              -----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           PIONEER CORPORATION
                                           -------------------
                                           (Registrant)


Date: June 18, 2003


                                        By /s/ Kaneo Ito
                                           -------------------------------------
                                           Kaneo Ito
                                           President and Representative Director



This report on Form 6-K contains the following:

1. The English-translated Convocation Notice of the 57th Ordinary General Meeting of Shareholders of common stock of the Company held on June 27, 2003.

                            (Summarized Translation)




                     CONVOCATION NOTICE OF THE 57TH ORDINARY

                         GENERAL MEETING OF SHAREHOLDERS





                                 (PIONEER LOGO)

                               PIONEER CORPORATION

                                  TOKYO, JAPAN

--------------------------------------------------------------------------------

Notes:
1. This is a summarized translation of the original convocation notice written in the Japanese language.
2. The financial information, except pages 37 and 38, included in this convocation notice are prepared only on a parent company basis in accordance with Japanese financial practices.

                                                                    June 9, 2003
To Shareholders:

     CONVOCATION NOTICE OF THE 57TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 57th Ordinary General Meeting of Shareholders of the Company will be held as described hereunder and your attendance is cordially requested.

In case you are unable to attend the meeting in person, you are entitled to vote in writing. In this regard, we cordially request that you study the reference document annexed hereto, and indicate your approval or disapproval of the proposal on the enclosed voting directive form, impress your seal thereon, and return it to us no later than June 26, 2003, Japan time.

If you attend the meeting in person, please submit the enclosed voting directive form at the reception desk of the meeting.


                                           Very truly yours,

                                           Kaneo Ito
                                           President and Representative Director
                                           Pioneer Corporation
                                           4-1, Meguro 1-chome, Meguro-ku, Tokyo


                                   DESCRIPTION

1. Date and time:                10:00 a.m. on Friday, June 27, 2003, Japan time

2. Place:                        MEGURO GAJOEN
                                 8-1, Shimomeguro 1-chome, Meguro-ku, Tokyo

3. Matters constituting the object of the meeting:

     MATTERS TO BE REPORTED ON:
          Reports on the Business Report, Balance Sheet and Statement of Income for the 57th Accounting Period (from April 1, 2002 to March 31, 2003)

     MATTERS TO BE ACTED UPON:
          AGENDA ITEM NO. 1. Approval of Proposal of Appropriation of
                             Unappropriated Retained Earnings for the 57th Accounting Period

          AGENDA ITEM NO. 2. Amendment to a Portion of the Articles of
                             Incorporation (For the substance of the agenda, see "REFERENCE DOCUMENT FOR THE EXERCISE OF THE VOTING RIGHT" on pages 24 to 28.)

          AGENDA ITEM NO. 3. Purchases by the Company of Its Own Shares (For the
                             substance of the agenda, see "REFERENCE DOCUMENT FOR THE EXERCISE OF THE VOTING RIGHT" on page 28.)

          AGENDA ITEM NO. 4. Election of Eight (8) Directors

          AGENDA ITEM NO. 5. Election of Four (4) Corporate Auditors

          AGENDA ITEM NO. 6. Presentation of Retirement Allowance to Retiring
                             Directors and Retiring Corporate Auditors

          AGENDA ITEM NO. 7. Issue of Share Acquisition Rights for the Purpose
                             of Granting Stock Options (For the substance of the agenda, see "REFERENCE DOCUMENT FOR THE EXERCISE OF THE VOTING RIGHT" on pages 34 to 36.)


NOTE: THE NOTICE OF RESOLUTIONS AT THE 57TH ORDINARY GENERAL MEETING OF
      SHAREHOLDERS WILL BE AVAILABLE ON AND AFTER JUNE 27, 2003, JAPAN TIME, AFTER THE MEETING AT:
      HTTP://WWW.PIONEER.CO.JP/CORP/IR/SHAREHOLDER/MEETING/INDEX-E.HTML

ATTACHED DOCUMENT TO THE CONVOCATION NOTICE
OF THE GENERAL MEETING OF SHAREHOLDERS


             BUSINESS REPORT (From April 1, 2002 to March 31, 2003)


1.   OUTLINE OF BUSINESS OPERATIONS

(1)  PRINCIPAL SUBSTANCE OF BUSINESS

     The Company engages primarily in the manufacture and sales of audio/video and car electronics products, and all businesses incidental and related to the businesses mentioned above.

     The following table sets forth the principal products of the Company and the ratio of sales by segment to total sales:

     Effective the 57th accounting period, the Company changed reportable segments into three categories -- "Home Electronics," "Car Electronics" and "Others." Previous figures for the corresponding period have been restated accordingly.

                                                          Ratio of Sales by Segment
                                                                to Total Sales
                                                      --------------------------------
                              Principal Products      57th Accounting  56th Accounting
Segment                         in Each Segment            Period           Period
----------------  ---------------------------------   ---------------  ---------------
Home Electronics  Stereo systems, individual stereo        35.4%            36.4%
                  components, DVD players, DVD
                  recorders, laser disc players,
                  plasma displays and equipment for
                  cable-TV systems

Car Electronics   Car audio products and car               48.7%            47.5%
                  navigation systems

Others            DVD-R/RW drives and DVD-ROM drives       15.9%            16.1%


(2) PROCESS AND RESULT OF BUSINESS OPERATIONS (PARENT COMPANY ONLY) AND PROBLEMS WITH WHICH THE COMPANY IS REQUIRED TO COPE

(a)  Process and Result of Business Operations:

                                                                            % Change
                        57th Accounting Period    56th Accounting Period    57th/56th
                        ----------------------    ----------------------    ---------
Domestic Sales            189,783 million yen       167,654 million yen       113.2%
Export Sales              261,166 million yen       253,754 million yen       102.9%
                        ----------------------    ----------------------    ---------
     Total Sales          450,950 million yen       421,409 million yen       107.0%


During the 57th annual accounting period, ended March 31, 2003, sales in Japan increased over the previous year. This was due to the strong sales performance of our strategic products, including DVD recorders, plasma displays and car navigation systems. Export sales were also higher than the previous year. This increase was attributable to strong sales of plasma displays and car CD players, and this offset the large decline in sales of compact stereo systems. As a result, net sales for the period under review came to 450,950 million yen, an increase of 7.0% over the previous year. Exports accounted for 57.9% of total sales as compared with 60.2% during the previous year.

Operating income decreased 38.4% from the previous year to 4,853 million yen due to a worsening gross profit margin and increases of selling, general and administrative expenses. Ordinary income, however, increased 4.6% to 10,769 million yen, thanks to the increase of non-operating income that was brought by a gain in dividend income and other factors. As a result, net income during the period under review grew 33.0% over the previous year to 4,243 million yen. This was realized despite the decrease of extraordinary gains because extraordinary losses diminished as well due to a decrease in loss related to business reorganization.

The results for the period under review by each segment are given below:

HOME ELECTRONICS

                                                                             % Change
                        57th Accounting Period    56th Accounting Period    57th/56th
                        ----------------------    ----------------------    ---------
Domestic Sales            59,955 million yen         50,110 million yen      119.6%
Export Sales              99,725 million yen        103,328 million yen       96.5%
                        ----------------------    ----------------------    ---------
     Total Sales         159,681 million yen        153,438 million yen      104.1%

In Japan, although sales of compact stereo systems deceased, the DVD recorders with hard disk drives (HDD) released last fall earned high marks and sales of plasma displays continued to expand. As a result, sales in Japan gained 19.6% over the previous year.

Export sales diminished 3.5% due to slow sales of compact stereo systems and intensifying price competition in the DVD player market, although export of plasma displays to all regions expanded significantly.


CAR ELECTRONICS

                                                                            % Change
                        57th Accounting Period    56th Accounting Period    57th/56th
                        ----------------------    ----------------------    ---------
Domestic Sales           105,688 million yen         96,286 million yen      109.8%
Export Sales             114,030 million yen        103,681 million yen      110.0%
                        ----------------------    ----------------------    ---------
     Total Sales         219,718 million yen        199,968 million yen      109.9%

In Japan, sales of car electronics products grew 9.8% over the previous year, because car navigation systems, both HDD type with advanced features and the affordably priced and easy-to-use DVD type, continued to expand in the consumer market.

Export sales increased 10.0% thanks to a significant increase in sales of car CD players for the consumer market to all regions.

OTHERS

                                                                                % Change
                        57th Accounting Period      56th Accounting Period     57th/56th
                        ----------------------      ----------------------     ---------
Domestic Sales            24,140 million yen          21,257 million yen         113.6%
Export Sales              47,410 million yen          46,744 million yen         101.4%
                        ----------------------      ----------------------     ---------
     Total Sales          71,550 million yen          68,002 million yen         105.2%

In Japan, sales of this category grew 13.6% thanks to strong sales of DVD-R/RW drives for PC use.

Export sales also increased 1.4%, due likewise to expansion in sales of DVD-R/RW drives.


RESEARCH AND DEVELOPMENT

The current focus of the Company's research and development is high-density recording, flat panel displays, digital signal processing, information/communications technologies, and core LSIs. Listed below are the major results and activities during the period under review.

o In February 2002, a nine-company consortium including the Company jointly announced a next-generation large-capacity rewritable optical disc format, "Blu-ray Disc." Using blue-violet laser beams, this format enables 23.3-, 25- or 27-gigabyte recording, rewriting and playback on a one-sided 5-inch
     (12cm)-diameter disc, which is enough to hold more than two hours of digital high-definition video recording. In June 2002, the consortium published specifications for the Blu-ray Disc rewritable format, and began licensing it in February 2003. In another collaboration, together with TDK Corporation, the Company has developed a write-once disc with a recording layer that is free of materials which may harm the environment, which is highly compatible with Blu-ray Disc rewritable format. This new write-once disc was presented in July 2002 at ISOM/ODS 2002 (Joint International Symposium on Optical Memory and Optical Data Storage), and in December 2002 at Eco-Products 2002, a Tokyo exhibition showcasing environment-friendly products and services.

o The Company is developing technology for delivering video content through optical fiber in broadband communication environments. During the 57th accounting period, five companies, including Nippon Telegraph and Telephone Corporation (NTT) and the Company, succeeded in interconnectivity tests among prototypes that employ the video-on-demand (VOD) control protocol*, which enables viewers to watch requested video programs on demand. This is believed to be a major contribution to the standardization of streaming video delivery technologies**, which is expected to enhance both the quantity and quality of online content and interactive services. Together with NTT, Pioneer has developed a technology for transferring digital high-definition video content at speeds as high as 25 Mbps, utilizing MPEG-2, an international standard for compression of video data, which is also used as a basic technology for DVDs. This is expected to enrich Internet video streaming with high-quality pictures and sound.

     * This protocol is prescribed by the HIKARI Service Architecture Consortium, which consists of approximately eighty companies that study technologies and the protection of intellectual property rights in broadband communication environments.

     ** Streaming video delivery technology allows simultaneous reception and viewing of video content via networks such as the Internet.

(b)  Problems with Which the Company Is Required to Cope:

     The business environment remains severe, characterized by uncertain economic conditions in our major markets, Japan, North America and Europe, and intensifying price competition in our major product categories. Thus, the Company is concentrating management resources on strategic businesses to achieve the targets set forth in the medium-term management plan, while undertaking business restructuring to reflect our "select and focus" policy. In April 2003, the Company established two internal companies - the Components Business Company, responsible for product planning and marketing of DVD-R/RW drives for PCs and other components, and the Industrial Solutions & Entertainment Company for business-use plasma displays and other products. Together with the current Home Entertainment Company and Mobile Entertainment Company, we believe that these companies will strengthen our strategic business prospects.

     Regarding the plasma display business, startup of new production lines is expected to meet fast-growing demand. Pioneer Display Products Corporation, established in April 2003, merged production subsidiaries to make for more efficient plasma display production. As a result, we plan to expand the production capacity to 500,000 units per year by spring 2005. We are also continuing to develop new display panels that would further enhance picture quality, use energy more efficiently and lower production costs by reducing the number of parts, thereby differentiating our products from those of our competitors.

     In the DVD business, sales of DVD-R/RW drives for PCs are rising sharply. Aiming for vigorous business expansion, we are introducing high-speed disc recording models, and slim portable models with a small footprint. As for home-use DVD recorders, we are supplying models with value-added features. Models launched in the fall of 2002 with a large-capacity HDD that can store more than 100 hours of recorded video are selling strongly. The Company aims to increase sales of both DVD-R/RW drives and DVD recorders.

     In our car electronics business, we continue striving to strengthen our position as a leader in the market. In the field of car navigation systems, our HDD models with advanced functions and affordable and easy-to-operate DVD models have earned excellent reputations. In November 2002 we released on the consumer market the world's first car navigation system that incorporates a data communication module for access to the latest map data. In the car audio business, the Company plans to widen its market share with new products and innovations, such as car CD players with OEL displays, to satisfy ever-diversifying consumer demand.

     Last November, our Mobile Entertainment Company (MEC), which commands operations of our car electronics business, won "the Japan Quality Award" modeled on the Malcolm Baldrige National Quality Award in the United States. The recognition reflects the Company's management policy to make customer satisfaction a top priority, and maintain MEC's vision: "From Pioneer, First in the World." Based on this policy and vision, MEC strives to develop products and innovations, carry out thorough quality control and establish a superior after-sales service system.

     We are continuing our efforts to reduce operating costs and expenses on a global scale. In order to improve production cost efficiency, we are expanding our production in China. Also, we have set up an expense supervision system to lower the ratio of our selling, general and administrative expenses to consolidated operating revenue. Targeting optimally efficient control of inventory worldwide, supply chain management started operation in April 2002 in some departments within the group. Through these initiatives, we aim to improve the Company's cash flow and profits.

     We appreciate the support that shareholders have always given us, and look forward to more of it. And we will keep doing everything in our power to improve shareholder value.

(3)  CONDITIONS OF INVESTMENT IN PLANT AND EQUIPMENT

     The total amount of investment in plant and equipment during the period under review was 11,212 million yen, the principal of which was invested in facilities for research and development, as well as for production, and in molds for production.


(4)  CONDITIONS OF RAISING FUNDS

     The funds required for the above-mentioned investments as well as working capital were all provided by the Company's own funds.


(5) RESULT OF BUSINESS OPERATIONS AND MOVEMENT OF FINANCIAL STANDINGS (PARENT COMPANY ONLY)

                                                       (In millions of yen except per share information)
                                                           Year Ended March 31
                                   ---------------------------------------------------------------------
                                      2000               2001                2002                 2003
                                   ----------         ----------          ----------          ----------
                                      54th               55th                56th                 57TH
                                   Accounting         Accounting          Accounting          ACCOUNTING
                                     Period             Period              Period              PERIOD
                                   ----------         ----------          ----------          ----------
Sales .........................     372,039             398,556             421,409             450,950
Ordinary income ...............         434               5,550              10,294              10,769
Net income ....................       1,147               1,730               3,190               4,243
Net income per share ..........        6.38                9.62               17.72               23.40
Total assets ..................     401,473             377,259             388,740             384,685
Total shareholders' equity ....     278,304             282,688             280,886             270,552
Total shareholders'
 equity per share ..............   1,549.68            1,571.41            1,559.96            1,541.78

Notes:  1. As for the 54th accounting period, despite an increase in net sales, ordinary income dropped due mainly to a worsening gross profit margin and an increase in selling, general and administrative expenses. Net income made an upturn thanks to an increase in extraordinary gain by selling subsidiary stock in connection with the initial public offering of a subsidiary of the Company, although expenses for business reorganization programs were posted. As for the 55th accounting period, ordinary income increased largely, thanks to a rise of sales and a significant reduction in selling, general and administrative expenses, although the gross profit margin worsened. Net income increased, in spite of losses on write-down of subsidiary stock and on business reorganization. As for the 56th accounting period, ordinary income increased largely, thanks to an improved gross profit margin, although selling, general and administrative expenses increased. Net income also increased, in spite of losses in investment in stocks as a result of a significant drop in market value as well as expenses incurred in connection with withdrawal from certain businesses facing unfavorable prospects. The business results for this 57th accounting period are as described under the caption "1. OUTLINE OF BUSINESS OPERATIONS - (2) Process and Result of Business Operations and Problems with Which the Company Is Required to Cope" in this report.
        2. Except per share information, all amounts less than one million yen are disregarded.
        3. Per share amounts of net income are based on the weighted average number of shares of common stock outstanding during each period. Per share amounts of total shareholders' equity are based on the number of shares of common stock issued and outstanding at the end of each period. From the 56th accounting period, however, the treasury stock is deducted from the weighted average number of shares of common stock outstanding during the period and from the number of shares of common stock issued and outstanding at the end of the period. All per share amounts less than the second decimal place are disregarded.

2.   OUTLINE OF THE COMPANY (as of March 31, 2003)

(1)  CONDITIONS OF SHARES

     (a)  Number of Shares the Company May Issue:      400,000,000 shares

     (b)  Number of Shares Issued:                     180,063,836 shares

          Note: 4,629,028 shares of treasury stock held by the Company are included.

     (c)  Number of Shareholders of Common Stock:      26,063 shareholders
                                                       (an increase of 5,216
                                                       from the previous
                                                       period's end)

     (d)  Distribution of Share-ownership:

                                                                   Percentage of
                               Number of        Number of         Shareholdings to
                             Shareholders      Shares Held      Total Issued Shares
                             ------------   ----------------    -------------------
Government and local
 public bodies                      1             6 thousand          0.00%
Financial institutions            125        89,324                  49.61
Securities companies               37           749                   0.42
Other Japanese business
 corporations                     310         4,271                   2.37
Foreign corporations
 and individuals                  444        53,927                  29.95
Japanese individuals
 and others                    25,146        31,784                  17.65
                             ------------   ----------------    -------------------
     Total                     26,063       180,063 thousand        100.00%

Notes:  1. All numbers of shares less than one thousand are disregarded.
        2. Japanese individuals and others include 4,629 thousand shares (2.57%) as treasury stock held by the Company.

(e)  Top Ten Largest Shareholders:

                                         Number of
Name of Shareholder                     Shares Held             *1            *2        *3
-------------------------------        ---------------         ----          ---       ---
Japan Trustee Services Bank,
 Ltd. (Trust Account)                  15,242 thousand         8.70%          --        --

The Master Trust Bank of Japan,
 Ltd. (Trust Account)                  11,549                  6.59           --        --

Mizuho Bank, Ltd.                       7,955                  4.54           --        --

UFJ Trust Bank Limited
 (Trust Account A)                      5,570                  3.17           --        --

State Street Bank and Trust
 Company                                4,747                  2.71           --        --

The Sumitomo Mitsui Banking
 Corporation                            4,589                  2.61           --        --

The Bank of Tokyo-Mitsubishi,
 Ltd                                    4,285                  2.44           --        --

Kanya Matsumoto                         3,878                  2.21

UFJ Bank Limited                        3,836                  2.18           --        --

The Chase Manhattan Bank, N.A
 London                                 3,405                  1.94           --        --

Notes: 1. *1 indicates percentage of voting rights to the total number of voting rights.
       2. *2 indicates the Company's contribution to the shareholders.
       3. *3 indicates percentage of the Company's voting rights to the shareholders' total number of voting rights.
       4. All numbers of shares less than one thousand are disregarded.
       5. All percentage figures less than the second decimal place are disregarded.
       6. The Company holds 4,629 thousand shares as treasury stock.


(2)  CONDITIONS OF THE COMPANY'S OWN SHARES

(a)  The Company's Own Shares Purchased for the 57th Accounting Period

     Purchase of shares authorized by the resolution at the 56th Ordinary General Meeting of Shareholders pursuant to the provision of
     Article 210 (1) of the Commercial Code of Japan
        Number of shares of common stock:          5,110,000 shares
        Aggregate amount of purchase price:       11,491,989 thousand yen

     Purchase of shares constituting less than one full unit
        Number of shares of common stock:             33,156 shares
        Aggregate amount of purchase price:           73,851 thousand yen

(b)  The Company's Own Shares Disposed for the 57th Accounting Period

     Shares utilized for share exchange
        Number of shares of common stock:            518,400 shares
        Aggregate amount of disposal price:        1,125,548 thousand yen

(c)  Treasury Stock at the End of the 57th Accounting Period

        Number of shares of common stock:          4,629,028 shares

(3)  CONDITIONS OF EMPLOYEES

Number of         Change from the                           Average Years
Employees      Previous Period's End       Average Age       of Service
---------      ---------------------       -----------      -------------
  5,253           Increase of 165          38.9 years        16.2 years

Notes:  1. Number of employees does not include employees on loan to other companies and temporary workers.
        2. For information of average age and average years of service, all figures less than the first decimal place are disregarded.


(4)  PRINCIPAL PLACES OF BUSINESS

(a)  Head Office:         4-1, Meguro 1-chome, Meguro-ku, Tokyo, Japan

(b)  Sales Offices:

     The Company has 61 sales offices in Japan to conduct sales activities of its products.

     The following table sets forth the regional distribution of such offices:

Region                              Number of Offices
------            -------------------------------------------------------
Hokkaido          Sapporo Sales Office and two other sales offices
Tohoku            Sendai Sales Office and three other sales offices
Kanto             Tokyo Chuo Sales Office and 23 other sales offices
Chubu             Nagoya Sales Office and 13 other sales offices
Kinki             Osaka Sales Office and four other sales offices
Chugoku           Hiroshima Sales Office and three other sales offices
Shikoku           Takamatsu Sales Office and another sales office
Kyushu            Fukuoka Sales Office and four other sales offices

Note: In line with the Company's organization change effective on April 1, 2003, some of the sales offices were integrated or closed. As a result, the Company has 54 sales offices in Japan from the day as follows:

Region                              Number of Offices
------            -------------------------------------------------------
Hokkaido          Sapporo Sales Office
Tohoku            Sendai Sales Office and two other sales offices
Kanto             Tokyo Daiichi Sales Office and 21 other sales offices
Chubu             Nagoya Daiichi Sales Office and 13 other sales offices
Kinki             Osaka Daiichi Sales Office and four other sales offices
Chugoku           Hiroshima Sales Office and two other sales offices
Shikoku           Takamatsu Sales Office and another sales office
Kyushu            Fukuoka Sales Office and three other sales offices

(c)  Plants:

Ohmori Plant           (Ohta, Tokyo)
Tokorozawa Plant       (Tokorozawa, Saitama)
Kawagoe Plant          (Kawagoe, Saitama)

(d)  Research and Development Facilities:

Corporate Research & Development Laboratories         (Tsurugashima, Saitama)
AV & Network Development Center                       (Tokorozawa, Saitama)
Information & Communication Development Center        (Ohta, Tokyo)
PDP Development Center                                (Nakakoma, Yamanashi)

(5)  PRESENT STATE OF THE COMPANY'S GROUP

(a)  Status of the Company's Major Subsidiaries:

Name                      Location           Capital           *1           Principal Business
-----------------      ----------------    -----------       -----      ------------------------------
Tohoku Pioneer         Tendo, Yamagata          10,800        66.9%     Manufacture of car
Corporation                                million yen        (3.6%)    electronics products

Pioneer Video          Nakakoma,                 7,900       100.0%     Manufacture and distribution
Corporation            Yamanashi           million yen                  of optical discs, ICs and LSIs

Shizuoka Pioneer       Fukuroi,                  5,000       100.0%     Manufacture of displays
Corporation            Shizuoka            million yen

Pioneer LDC, Inc.      Shibuya, Tokyo            3,600       100.0%     Planning, production and
                                           million yen                  distribution of AV software

Pioneer                Tokorozawa,                 600       100.0%     Manufacture and distribution
Communications         Saitama             million yen                  of telephone-related equipment
Corporation

Pioneer North          California,            $474,631       100.0%     Coordination of the
America, Inc.          U.S.A.                 thousand                  activities of the Company's
                                                                        North American local
                                                                        subsidiaries and affiliates

Pioneer Europe NV      Melsele, Belgium         50,513       100.0%     Coordination of the
                                              thousand       (18.5%)    activities of the Company's
                                                  euro                  European local subsidiaries
                                                                        and affiliates, and
                                                                        distribution of the Company's
                                                                        products

Pioneer Electronics    Singapore             S.$45,476       100.0%     Coordination of the
Asiacentre Pte. Ltd.                          thousand                  activities of the Company's
                                                                        Asian local subsidiaries and
                                                                        affiliates, and manufacture
                                                                        and distribution of the
                                                                        Company's products

Pioneer China          Shanghai,               439,070       100.0%     Coordination of the
Holding Co., Ltd.      China                  thousand                  activities of the Company's
                                                  yuan                  Chinese local subsidiaries
                                                                        and affiliates, and
                                                                        distribution of the Company's
                                                                        products


Notes:  1. *1 indicates percentage of the Company's voting rights, directly or indirectly, in the subsidiaries. The figures in parentheses indicate the indirect portion of such voting rights.
        2. In addition, there is Discovision Associates located in California, U.S.A. whose principal business is licensing of worldwide patents relating to laser optical technologies, which is important but is not listed in the table above, because it is a partnership under the laws and regulations of the U.S.A.
        3. All capital amounts less than a unit are disregarded.
        4. Effective April 1, 2003, Pioneer Video Corporation established Pioneer Micro Technology Corporation (capital 2,000 million yen; 100% voting rights held by Pioneer Corporation), by spinning off its semiconductor business. On the same day, Shizuoka Pioneer Corporation merged Pioneer Video Corporation and changed its trade name to Pioneer Display Products Corporation (capital 5,000 million yen; 100% voting rights held by Pioneer Corporation).

(b)  New Development in the Company's Group:

     There is nothing particular to report hereunder.

(c)  Business Performance of the Company's Group:

     The number of consolidated subsidiaries was 142, and the Company's investments in five affiliated companies were accounted for on an equity basis. The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the U.S.A.

     During the 57th annual accounting period, ended March 31, 2003, consolidated operating revenue -- the sum of net sales and royalty revenue -- was the highest ever, at 712,268 million yen, rising 7.6% over the previous year. During the period under review, the average value of the yen was 2.6% higher against the U.S. dollar but 8.7% lower against the euro, compared to the previous year. Effective the 57th accounting period, the Company reclassified its business segments into four categories -- "Home Electronics," "Car Electronics," "Patent Licensing" and "Others." Accordingly, figures for the previous year were reclassified to conform to the new segmentation.

     HOME ELECTRONICS sales increased 6.2% over the previous year to 228,744 million yen. In Japan, sales rose by 24.7% to 72,487 million yen, despite decreased sales of compact stereo systems, primarily due to a large increase in sales of home-use DVD recorders, in particular those equipped with a large-capacity hard disk drive (HDD), in addition to increased sales of plasma displays and home telephones. Overseas, sales were almost the same as the previous period at 156,257 million yen, reflecting primarily a large increase in sales of plasma displays worldwide and the yen's depreciation against the euro, offsetting falling sales of digital broadcast set-top boxes in Europe and compact stereo systems worldwide.

     CAR ELECTRONICS sales amounted to 281,090 million yen, up 9.1% over the previous year. In Japan, sales increased 10.6% to 105,736 million yen. Sales in the consumer market of two types of car navigation systems, advanced HDD models and affordable, easy-to-operate DVD models, continued to be strong. Overseas sales also increased 8.2% to 175,354 million yen primarily due to growing sales of car CD players in consumer markets and sales of car audio products to automobile manufacturers in North America.

     Royalty revenue from PATENT LICENSING decreased 28.5% from the previous year to 12,584 million yen. This was due to a decline in royalty revenue related to digital recording products such as CD-R drives, resulting from lower personal computer (PC) demand, and expiration of the Company's optical disc-related patents in some areas.

     OTHERS sales rose 10.8% over the previous year to 189,850 million yen. In Japan, sales increased 19.2% to 103,233 million yen. This increase is attributed primarily to encouraging sales of cellular phone-related devices, including organic electroluminescent (OEL) displays, and DVD-R/RW drives for PC use, as well as increased sales of DVD software. Overseas, sales were up 2.1% over the preceding year to 86,617 million yen, primarily due to increased sales of optical disc manufacturing systems in Asia and DVD-R/RW drives, despite decreased sales of speaker devices for cellular phones.

     Operating income increased 74.8% from the previous year to 31,352 million yen. This is mainly attributable to a large increase in sales in HOME ELECTRONICS, CAR ELECTRONICS and OTHERS, despite a decline in profit from PATENT LICENSING due to decreased royalty revenue. Net income also jumped to 16,078 million yen, from 8,047 million yen posted the previous year, reflecting an increase of operating income.

(d)  Major Licensors:

     The major licensors to the Company are as follows:
       Dolby Laboratories Licensing Corporation, U.S.A.
       Koninklijke Philips Electronics N.V., The Netherlands
       Thomson Licensing S.A., France
       MPEG LA, L.L.C., U.S.A.


(6)  MAJOR LENDERS

     None


(7)  DIRECTORS, CORPORATE AUDITORS AND EXECUTIVE OFFICERS

(a)  Directors and Corporate Auditors

Position in
the Company                      Name                   Proper or Principal Occupation
------------------        ------------------       ----------------------------------------
*Chairman                 Kanya Matsumoto

*President                Kaneo Ito

*Executive Vice           Yoshimichi Inada         In charge of technologies, production,
 President                                         and quality control in general; and in
                                                   charge of Components Business Division
                                                   and Strategic IT Division

*Executive Vice           Katsuhiro Abe            In charge of administration and export
 President                                         management in general

 Senior Managing          Akira Niijima            President of Home Entertainment Company
 Director

 Senior Managing          Takashi Kobayashi        In charge of Corporate Communications
 Director                                          Division, Customer Satisfaction Planning
                                                   and Coordination Division, Intellectual
                                                   Property Division, and Business
                                                   Development Division

 Managing Director        Tadahiro Yamaguchi       Executive Vice President of Home
                                                   Entertainment Company (in charge of
                                                   technologies, production, and quality
                                                   control); in charge of Cable & Satellite
                                                   Systems Division; and Plant Manager of
                                                   Tokorozawa Plant

 Managing Director        Satoshi Matsumoto        General Manager of Division of
                                                   Environmental Preservation

 Director                 Hiroshi Aiba             General Manager of External Relations
                                                   Division

Position in
the Company                      Name                   Proper or Principal Occupation
------------------        ------------------       ----------------------------------------
 Director                 Shinji Yasuda            President of Pioneer China Holding Co.,
                                                   Ltd.

 Director                 Koichi Shimizu           General Manager of Production,
                                                   Management and Coordination Division and
                                                   of Procurement Center

 Director                 Tatsuhiro Ishikawa       Attorney-at-Law and Professor at Asia
                                                   University

 Corporate Auditor        Makoto Koshiba
 (full time)

 Corporate Auditor        Makito Baba

 Corporate Auditor        Terumichi Tsuchida       Advisor of Meiji Life Insurance Company

Notes:  1. * indicates a Representative Director.
        2. Messrs. Koichi Shimizu and Tatsuhiro Ishikawa were newly elected and assumed the offices of Directors at the 56th Ordinary General Meeting of Shareholders held on June 27, 2002.
        3. Messrs. Shoichi Yamada and Toshihisa Koga retired from the offices of Directors at the conclusion of the 56th Ordinary General Meeting of Shareholders held on June 27, 2002.
        4. On June 27, 2002, Mr. Katsuhiro Abe, who was theretofore Senior Managing Director and Representative Director, was elected and assumed the office of Executive Vice President and Representative Director; Messrs Akira Niijima and Takashi Kobayashi, who were theretofore Managing Directors, were elected and assumed the offices of Senior Managing Directors; and Messrs Tadahiro Yamaguchi and Satoshi Matsumoto, who were theretofore Directors, were elected and assumed the offices of Managing Directors.
        5. Mr. Masanori Iijima, Corporate Auditor, passed away on November 19, 2002.
        6. In line with the Company's organization change effective on April 1, 2003, the proper or principal occupation of Mr. Yoshimichi Inada was changed to "In charge of technologies, production, and quality control in general; and in charge of Strategic IT Division."

(b)  Executive Officers

Position in
the Company                     Name                    Proper or Principal Occupation
----------------         ------------------       ------------------------------------------
Senior Executive         Kazunori Yamamoto        President of Pioneer North America, Inc.
Officer

Senior Executive         Shungo Minato            In charge of Corporate Planning
Officer                                           Division, General Administration
                                                  Division and Personnel Division

Senior Executive         Masaru Saotome           Executive Vice President of Home
Officer                                           Entertainment Company (in charge of
                                                  sales and marketing); and General
                                                  Manager of Display Business Division of
                                                  Home Entertainment Company

Senior Executive         Tamihiko Sudo            President of Mobile Entertainment Company
Officer

Position in
the Company                     Name                    Proper or Principal Occupation
------------------       ------------------       ------------------------------------------
Senior Executive         Hajime Ishizuka          General Manager of Components Division;
Officer                                           and in charge of International Business
                                                  Division

Senior Executive         Osamu Yamada             General Manager of Research &
Officer                                           Development Group and Corporate Research
                                                  & Development Laboratories

Senior Executive         Kiyoshi Uchida           In charge of Business Systems Division
Officer

Executive Officer        Seiichiro Kurihara       General Manager of Intellectual Property
                                                  Division

Executive Officer        Koki Aizawa              Deputy General Manager of External
                                                  Relations Division

Executive Officer        Toshihiko Norizuki       General Manager of Business Systems
                                                  Division and Plant Manager of Ohmori
                                                  Plant

Executive Officer        Buntarou Nishikawa       Executive Vice President of Mobile
                                                  Entertainment Company; and General
                                                  Manager of OEM Sales Division of Mobile
                                                  Entertainment Company

Executive Officer        Osamu Takada             General Manager of Personnel Division

Executive Officer        Masao Kawabata           General Manager of Corporate
                                                  Communications Division

Executive Officer        Sumitaka Matsumura       Deputy General Manager of Research &
                                                  Development Group and General Manager of
                                                  AV & Network Development Center

Executive Officer        Yoshio Taniyama          General Manager of Finance Division

Executive Officer        Hideki Okayasu           General Manager of Accounting Division

Executive Officer        Chojuro Yamamitsu        Deputy General Manager of Research &
                                                  Development Group and General Manager of
                                                  Engineering; and in charge of
                                                  Information & Communication Development
                                                  Center and PDP Development Center

Notes: 1. On June 27, 2002, Messrs. Tamihiko Sudo and Hajime Ishizuka, who were theretofore Executive Officers, were elected and assumed the offices of Senior Executive Officers; and Mr. Osamu Yamada was newly elected and assumed the office of Executive Officer.
       2. On September 11, 2002, Mr. Chojuro Yamamitsu was newly elected and assumed the office of Executive Officer.
       3. On February 1, 2003, Mr. Kiyoshi Uchida was newly elected and assumed the office of Senior Executive Officer.

       4. In line with the Company's organization change effective on April 1, 2003, the proper or principal occupation of certain Executive Officers listed above was changed as from the day as follows:

Position in
the Company                      Name                   Proper or Principal Occupation
-----------------         ------------------       ---------------------------------------
Senior Executive          Hajime Ishizuka          President of Components Business
Officer                                            Company; and in charge of International
                                                   Business Division

Senior Executive          Kiyoshi Uchida           President of Industrial Solutions &
Officer                                            Entertainment Company; and Plant Manager
                                                   of Ohmori Plant

Executive Officer         Toshihiko Norizuki       Executive Vice President of Industrial
                                                   Solutions & Entertainment Company


(8) CONDITION OF SHARE ACQUISITION RIGHTS ISSUED FOR THE PURPOSE OF GRANTING STOCK OPTIONS

(a)  Aggregate Number of Share Acquisition Rights Issued: 5,638

     Note: The number of shares to be issued upon exercise of each share acquisition right shall be 100.

(b) Class and Number of Shares to be Issued or Transferred from the Company's Own Shares Held by the Company: 563,800 shares of common stock

(c)  Issue Price of Share Acquisition Rights: No consideration shall be paid.

(d)  Amount to Be Paid in Per Share for Exercise of Share Acquisition
     Rights: 2,477 yen

(e)  Conditions for Exercise of Share Acquisition Rights
     (i)   Each share acquisition right may not be exercised in part.
     (ii) The Qualified Person (as defined below) shall be required to hold a post at the Company or any subsidiary/affiliate of the Company at the time of exercise of share acquisition rights, unless such Qualified Person has retired at retirement age provided for in the rules of employment of the Company or of any subsidiary/affiliate of the Company, has resigned upon expiration of the term of office, or has retired for reasons determined by the Company, or unless the Company exceptionally allows such Qualified Person to exercise share acquisition rights.
     (iii) Other conditions for exercise of share acquisition rights shall be determined by the board of directors of the Company.

(f)  Cancellation of Share Acquisition Rights
     The Company may at any time purchase or acquire share acquisition rights and cancel them without any consideration.

(g)  Substantially Favorable Terms
     The Company issued share acquisition rights to directors, executive officers and a number of employees of the Company as well as a number of directors of domestic or overseas subsidiaries of the Company ("Qualified Person").

(h)  Name of Qualified Persons and Number of Share Acquisition Rights Allocated

Directors and Executive Officers:




                        Number of Share                             Number of Share
                          Acquisition                                 Acquisition
Name                    Rights Allocated    Name                    Rights Allocated
------------------      ----------------    ------------------      ----------------
Kanya Matsumoto              200            Masaru Saotome                 80

Kaneo Ito                    200            Tamihiko Sudo                  80

Yoshimichi Inada             170            Hajime Ishizuka                80

Katsuhiro Abe                170            Osamu Yamada                   80

Akira Niijima                130            Seiichiro Kurihara             50

Takashi Kobayashi            130            Koki Aizawa                    50

Tadahiro Yamaguchi           110            Toshihiko Norizuki             50

Satoshi Matsumoto            110            Buntarou Nishikawa             50

Hiroshi Aiba                  80            Osamu Takada                   50

Shinji Yasuda                 80            Masao Kawabata                 50

Koichi Shimizu                80            Sumitaka Matsumura             50

Tatsuhiro Ishikawa            80            Yoshio Taniyama                50

Kazunori Yamamoto             80            Hideki Okayasu                 50

Shungo Minato                 80            Chojuro Yamamitsu              50

(Lists of employees of the Company and directors of domestic or overseas subsidiaries of the Company are omitted.)


3. MATERIAL FACTS IN RELATION TO THE BUSINESS CONDITIONS OF THE COMPANY HAVING OCCURRED AFTER THE TERM FOR SETTLEMENT OF ACCOUNTS

     There is nothing particular to report hereunder.


4.   OTHER IMPORTANT MATTERS CONCERNING BUSINESS CONDITIONS OF THE COMPANY

     There is nothing particular to report hereunder.

                       BALANCE SHEET (Parent Company Only)


                                                        (In millions of yen)

                                                           March 31, 2003
                                                           --------------

ASSETS
Current assets:
    Cash .............................................         19,756
    Notes receivable--trade ..........................          2,360
    Accounts receivable--trade .......................         40,631
    Marketable securities ............................         28,784
    Finished products ................................         12,633
    Materials ........................................          1,814
    Work in process ..................................          4,817
    Supplies .........................................          5,035
    Advances .........................................          5,309
    Prepaid expenses .................................            850
    Deferred income taxes ............................         14,458
    Short-term loans .................................          2,838
    Other current assets .............................          7,575
    Less: Allowance for doubtful accounts ............           (154)
                                                              -------
                                                              146,710
Fixed assets:
  Tangible assets -
    Buildings ........................................         12,971
    Structures .......................................            362
    Machinery and equipment ..........................          5,815
    Transportation equipment .........................             52
    Tools, furniture and fixtures ....................          6,104
    Land .............................................          5,513
    Construction in progress .........................          4,549
                                                              -------
                                                               35,368
  Intangible assets -
    Patents ..........................................            146
    Software .........................................          9,269
    Software in progress .............................          3,153
    Other intangibles ................................            733
                                                              -------
                                                               13,303
  Investments and others -
    Investment securities ............................         11,967
    Investments in subsidiaries ......................        153,117
    Investments in memberships .......................            327
    Equity investments (other than stocks) in
     subsidiaries ....................................         10,669
    Long-term loans ..................................             59
    Guaranty deposits ................................          1,938
    Deferred income taxes ............................          4,537
    Prepaid pension cost .............................          2,221
    Other investments ................................          4,464
    Less: Allowance for doubtful accounts ............             (0)
                                                              -------
                                                              189,303
                                                              -------
                                                              237,975
                                                              -------
Total assets .........................................        384,685
                                                              =======

                                                           (In millions of yen)

                                                              March 31, 2003
                                                              --------------
LIABILITIES
Current liabilities:
  Accounts payable--trade ..............................           35,552
  Current portion of bonds .............................            1,342
  Other accounts payable ...............................            2,138
  Accrued expenses .....................................           37,539
  Accrued corporate income taxes .......................            2,902
  Allowance for products warranty ......................              980
  Warrants .............................................              198
  Other current liabilities ............................            4,420
                                                                  -------
                                                                   85,074
Long-term liabilities:
  Bonds ................................................           26,350
  Retirement allowance for employees ...................            1,679
  Retirement allowance for directors and corporate
   auditors ............................................            1,029
                                                                  -------
                                                                   29,058
                                                                  -------
Total liabilities ......................................          114,133

SHAREHOLDERS' EQUITY
Common stock ...........................................           49,048
Capital Surplus:
  Additional paid-in capital                                       81,278
  Other capital surplus:
    Gain on treasury stock .............................               35
                                                                  -------
                                                                       35
                                                                  -------
                                                                   81,314
Retained earnings:
  Legal reserve ........................................            6,140
  Reserve for expropriation of capital assets ..........               27
  Reserve for disposition of capital assets in
   replacement  ........................................              128
  General reserve ......................................          140,200
  Unappropriated retained earnings
   (including net income for the period of 4,243 million
    yen) ...............................................            3,009
                                                                  -------
                                                                  149,505
Unrealized gain on available-for-sale securities .......            1,135
Treasury stock .........................................          (10,451)
                                                                  -------
Total shareholders' equity .............................          270,552
Total liabilities and shareholders' equity .............          384,685
                                                                  =======

                    STATEMENT OF INCOME (Parent Company Only)

                                                           (In millions of yen)

                                                                Year ended
                                                              March 31, 2003
                                                           --------------------
ORDINARY INCOME AND LOSS
Operating income and loss:
  Operating revenue -
    Sales ...............................................         450,950
  Operating expenses -
    Cost of sales .......................................         358,427
    Selling, general and administrative expenses ........          87,669
                                                                  -------
  Operating income ......................................           4,853

Non-operating income and expenses:
  Non-operating income -
    Interest and dividend income ........................           7,770
    Others ..............................................             239
                                                                  -------
                                                                    8,009
  Non-operating expenses -
    Interest expense ....................................             156
    Interest on bonds ...................................             659
    Foreign exchange loss ...............................             965
    Others ..............................................             311
                                                                  -------
                                                                    2,092
                                                                  -------
  Ordinary income .......................................          10,769

EXTRAORDINARY GAIN AND LOSS
  Extraordinary gain -
    Restoration of allowance for doubtful accounts ......              79
    Gain on sale of fixed assets ........................             168
    Gain on sale of subsidiary stock ....................             191
    Gain on expiration of warrants ......................              22
                                                                  -------
                                                                      460
  Extraordinary loss -
    Loss on business reorganization .....................           1,980
    Loss on sale and disposal of fixed assets ...........             653
    Loss on write-down of investment securities .........           3,694
    Loss on sale of subsidiary stock ....................             149
    Loss on sale of investment securities ...............              14
    Additional retirement payments ......................             408
    Others ..............................................              20
                                                                  -------
                                                                    6,920
  Income before income taxes ...........................            4,310
    Income taxes:
      Current ..........................................            4,535
      Deferred .........................................           (4,469)
                                                                  -------
  Net income for the period .............................           4,243
  Unappropriated retained earnings brought forward ......           1,402
  Interim dividends .....................................           1,338
  Loss on retirement of subsidiary stock ................           1,297
                                                                  -------
  Unappropriated retained earnings at the end of the
   period ...............................................           3,009
                                                                  =======

         PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS


                                                                    (In yen)
Unappropriated retained earnings at the end of the period ......  3,009,450,894

Restoration of general reserves ................................  1,297,765,150

To be appropriated as follows:

  Reserve for disposition of capital assets in replacement .....      2,219,204

  Reserve for expropriation of capital assets ..................        469,066

  Dividends ....................................................  1,754,348,080
   (10 yen per share of common stock)

  Bonus to directors and corporate auditors ....................     70,000,000
   (of 70,000,000 yen, 5,000,000 yen is for corporate auditors)

  Unappropriated retained earnings carried
   forward to the next period ..................................  2,480,179,694


Note: The Company paid an aggregate of 1,338,325,688 yen or 7.5 yen per share of common stock as interim dividends on December 3, 2002.

                    AUDIT REPORT BY ACCOUNTING AUDITOR (COPY)

                         INDEPENDENT ACCOUNTANTS' REPORT

                                                                    June 9, 2003

To the Board of Directors of Pioneer Corporation


                              Tohmatsu & Co.

                              Representative partner, C.P.A.
                              Engagement partner  Yutaka Suzuki          (seal)

                              Representative partner, C.P.A.
                              Engagement partner  Yasuyuki Miyasaka      (seal)

                              Representative partner, C.P.A.
                              Engagement partner  Shigeo Hasegawa        (seal)


     Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha)" of Japan, we have audited the accounting documents, namely, the balance sheet, the statement of income, the business report (with respect to accounting matters only), and the proposal of appropriation of unappropriated retained earnings as well as the supplementary schedules (with respect to accounting matters only) of Pioneer Corporation for the 57th accounting period from April 1, 2002 to March 31, 2003. The accounting matters included in the business report and the supplementary schedules referred to above are based on the Company's books of account. These accounting documents and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these accounting documents and supplementary schedules from an independent position.

     Our audits were made in accordance with generally accepted auditing standards in Japan. Those standards require that we obtain reasonable assurance about whether the accounting documents and the supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, the presentation of the overall accounting documents and the supplementary schedules, including assessing the accounting principles used, the methods employed and estimates made by management. We believe that our audits provide a reasonable basis for our opinion. Our audits also includes auditing procedures applied to subsidiaries as considered necessary.

     As a result of our audits, our opinion is as follows:

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(3) The proposal of appropriation of unappropriated retained earnings is in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

     Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

                                    - END -

Note: This INDEPENDENT ACCOUNTANTS' REPORT, presented to the Board of Directors and the Board of Corporate Auditors of the Company, replaces the previous report dated May 2, 2003, as a result of a change in the consolidated operating income for the 57th accounting period, due to the adoption by the Company of a more rigid interpretation of the U.S. GAAP.

             AUDIT REPORT BY THE BOARD OF CORPORATE AUDITORS (COPY)

                                  AUDIT REPORT

                                                                    June 9, 2003

                          The Board of Corporate Auditors of Pioneer Corporation

                        Corporate Auditor (full time) Makoto Koshiba      (seal)
                        Corporate Auditor             Makito Baba         (seal)
                        Corporate Auditor             Terumichi Tsuchida  (seal)

     The Board of Corporate Auditors has prepared this audit report as follows, upon deliberation after being reported by each Corporate Auditor on the methods and results of auditing with respect to the execution of functions by directors during the 57th accounting period from April 1, 2002 to March 31, 2003.

1.   SUMMARY OF THE METHODS OF AUDITING BY CORPORATE AUDITORS

          In accordance with such matters as the policy of auditing and assignment of auditing work determined by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the board of directors and other important meetings, called on directors and other personnel for reports of business, inspected important documents, and investigated the condition of operations and property at the head office and the principal places of business. Regarding subsidiaries, each Corporate Auditor requested subsidiaries' reports on business as considered necessary under the circumstances, visited subsidiaries from time to time, and thus investigated the condition of their operations and property. The Board of Corporate Auditors also received a report of accounting auditor's audits and examined the accounting documents and the supplementary schedules.

          In addition, regarding such matters as transactions of directors which compete with the Company, transactions in which interests are contrary between directors and the Company, benefits given by the Company free of charge to shareholders, unusual transactions between the Company and subsidiaries or shareholders, and acquisition and disposal of shares of the Company, we called on directors and other personnel for reports and investigated the circumstances, when considered necessary.


2.   RESULTS OF AUDITING

     (1) The methods and the results of auditing by Tohmatsu & Co., the independent accountants and the Company's Accounting Auditor, are appropriate.

     (2) The business report presents fairly, in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation, the status of the Company.

     (3) The proposal of appropriation of unappropriated retained earnings is proper in view of the financial position of the Company and other circumstances.

     (4) The supplementary schedules are proper and present fairly matters as are required to be reported therein.

     (5) Regarding execution of functions by directors, including functions thereby regarding subsidiaries, there exist no unjust acts or serious violation of laws and regulations of Japan or the Company's Articles of Incorporation therein.

               It is to be added that there are no acts by directors in contravention of their duties regarding their transactions which compete with the Company, transactions in which interests are contrary between directors and the Company, benefits given by the Company free of charge to shareholders, unusual transactions between the Company and subsidiaries or shareholders, and acquisition and disposal of shares of the Company.

                                     - END -

Notes:  1. Since the late Mr. Masanori Iijima, Corporate Auditor, passed away on
           November 19, 2002, his signature and seal were not affixed to this audit report.

        2. This AUDIT REPORT, presented to the Board of Directors of the Company, replaces the previous report dated May 8, 2003, and is based on the resubmission of the INDEPENDENT ACCOUNTANTS' REPORT dated June 9, 2003.

             REFERENCE DOCUMENT FOR THE EXERCISE OF THE VOTING RIGHT

1.   NUMBER OF VOTING RIGHTS HELD BY ALL SHAREHOLDERS: 1,751,883

2.   AGENDA ITEMS AND REFERENCE MATERIALS THEREOF:

AGENDA ITEM NO. 1.   Approval of Proposal of Appropriation of Unappropriated
                     Retained Earnings for the 57th Accounting Period

     The board of directors hereby proposes to appropriate the unappropriated retained earnings for the 57th accounting period as described on page 21.

     The Company's policy on dividends allows for dividend continuance and stability. In addition, the Company determines the appropriate dividend amount, taking into consideration its financial condition, consolidated business results, and other factors.

     Based on this policy, for the year-end cash dividend for the 57th accounting period, the Board hereby proposes to pay at the ratio of 10 yen per share of common stock, an increase of 2.5 yen over the previous accounting period, taking into consideration the business results for the 57th accounting period, further development of business operations and the business environment, as well as repaying your kind support. Combined with the interim dividend, this payment will bring the total annual cash dividends for the 57th accounting period to 17.5 yen per share of common stock, as compared to 15 yen per share of common stock for the previous 56th accounting period.

     For the bonuses payable to Directors and Corporate Auditors, the board hereby proposes to appropriate 70 million yen in the aggregate (including 5 million yen for Corporate Auditors).


AGENDA ITEM NO. 2.   Amendment to a Portion of the Articles of Incorporation

     Point of the agenda and reasons for amendment:

     (1) It is hereby proposed that following the addition to the Commercial Code of Japan of a system for sale of fractional unit shares and a system for lapse of share certificates, pursuant to the "Law Amending the Commercial Code and Other Related Laws" (Law No. 44 of 2002) of Japan, the present Articles of Incorporation be amended as follows:

          o New Article 7 (Sale of Fractional Unit Shares) shall be established; and

          o    Necessary amendments shall be made to Article 7 (Transfer Agent),
               Article 8 (Share Handling Regulations) and Article 9 (Record
               Date).

          In addition, it is hereby proposed that since the quorum for special resolutions at the general meetings of shareholders is permitted to be reduced by providing for such reduction in the Articles of Incorporation, pursuant to the said Law, provisions concerning special resolutions shall be added in Article 12 (Method of Making Decisions of General Meetings of Shareholders) of the present Articles of Incorporation in order to ensure that quorums for special resolutions be satisfied. The Company has introduced a system for exercise of voting rights through the Internet from this general meeting of shareholders, in addition to maintaining certain established procedures such as early mailing of convocation notices of general meetings of shareholders, preparation of English version of the notices and upload of the notices on the Company's website, and the Company will continue to attempt to improve access to information concerning the exercise of your voting rights.

     (2) It is hereby proposed that in order to make the responsibility of directors clearer and to enable prompt response to the changing business environment, the term of office of directors provided for in Article 17 (Term of Office) of the present Articles of Incorporation be shortened from two (2) years to one (1) year; however, in order to clarify that the term of office of directors elected at the ordinary general meeting of shareholders with respect to the business year ended March 2002 shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the business year ending March 2004, provisions to such effect shall be stipulated in the Supplementary Provisions of the Articles of Incorporation.

     (3) It is hereby proposed that following the amendments set forth in (1) and (2) above, certain Article numbers shall be moved down accordingly and certain adjustments to the wording shall be made.

     The present Articles and the proposed amendments are as follows:


---------------------------------------------------------------------------------------------------
                Present Articles                               Proposed Amendments
---------------------------------------------------------------------------------------------------
                                                  (Sale of Fractional Unit Shares)
           (Newly established)                    Article 7. A shareholder (including beneficial
                                                             shareholders; hereinafter the same
                                                             shall apply) holding fractional unit
                                                             shares may request the Company to sell
                                                             to the shareholder the shares in such
                                                             number as will, on being combined
                                                             with the number of such fractional
                                                             unit shares, equal one full unit
                                                             of stock in accordance with the
                                                             provisions of the Share Handling
                                                             Regulations referred to in Article 9.

(Transfer Agent)                                  (Transfer Agent)
Article 7. (1)  The Company shall have a          Article 8. (1)  (Same as at present)
                transfer agent with respect to
                its shares.
           (2)  The transfer agent and its                   (2)  (Same as at present)
                place of business shall be
                determined by a resolution of
                the Board of Directors and
                public notice shall be given
                thereof.
           (3)  The register of shareholders                 (3)  The register of shareholders
                and the register of beneficial                    and the register of
                shareholders of the Company                       beneficial shareholders and
                shall be kept at the place of                     the register of lost share
                business of the transfer agent,                   certificates of the Company
                and the business pertaining to                    shall be kept at the place of
                shares, such as registration of                   business of the transfer
                transfers of shares, acceptance                   agent, and the business
                of the notice with respect to                     pertaining to shares, such as
                beneficial shareholders,                          registration of transfers of
                registration of pledges and                       shares, acceptance of the
                cancellation thereof,                             notice with respect to
                indication of trust assets and                    beneficial shareholders,
                cancellation thereof, delivery                    registration of pledges and
                of share certificates, purchase                   cancellation thereof,
                of fractional unit shares,                        indication of trust assets
                acceptance of applications,                       and cancellation thereof,
                etc., shall be handled by such                    registration of lost share
                transfer agent, and the Company                   certificates and cancellation
                shall not itself                                  thereof, delivery of share
                                                                  certificates, purchase and
                                                                  sale of fractional unit
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                Present Articles                               Proposed Amendments
---------------------------------------------------------------------------------------------------
             handle the above matters                             shares, acceptance of
             directly.                                            applications, etc., shall be
                                                                  handled by such transfer
                                                                  agent, and the Company shall
                                                                  not itself handle the above
                                                                  matters directly.

(Share Handling Regulations)                      (Share Handling Regulations)
Article 8. The denominations of share             Article 9. The denominations of share
           certificates of the Company, as well              certificates of the Company, as
           as the business pertaining to the                 well as the business pertaining to
           handling of shares, such as                       the handling of shares, such as
           registration of transfers of shares,              registration of transfers of
           acceptance of the notice with                     shares, acceptance of the notice
           respect to beneficial shareholders,               with respect to beneficial
           registration of pledges and                       shareholders, registration of
           cancellation thereof, indication of               pledges and cancellation thereof,
           trust assets and cancellation                     indication of trust assets and
           thereof, delivery of share                        cancellation thereof, registration
           certificates, purchase of fractional              of lost share certificates and
           unit shares, acceptance of                        cancellation thereof, delivery of
           applications and other handling                   share certificates, purchase and
           procedures and the charges therefor               sale of fractional unit shares,
           shall be governed by the Share                    acceptance of applications and
           Handling Regulations determined by                other handling procedures and the
           the Board of Directors.                           charges therefor shall be governed
                                                             by the Share Handling Regulations
                                                             determined by the Board of
                                                             Directors.

(Record Date)                                     (Record Date)
Article 9. (1)  The Company shall deem any        Article 10.(1)  The Company shall deem
                shareholder (including                            any shareholder having voting
                beneficial shareholders;                          rights as appearing in
                hereinafter the same shall                        writing or digitally on the
                apply) having voting rights as                    register of shareholders
                appearing in writing or                           and/or the register of
                digitally on the register of                      beneficial shareholders at
                shareholders and/or the                           the end of each accounting
                register of beneficial                            period to be a shareholder
                shareholders at the end of each                   who is entitled to exercise
                accounting period to be a                         the rights of a shareholder
                shareholder who is entitled to                    at the ordinary general
                exercise the rights of a                          meeting of shareholders for
                shareholder at the ordinary                       that particular accounting
                general meeting of shareholders                   period.
                for that particular accounting
                period.
           (2)  In addition to the preceding                 (2)  (Same as at present)
                paragraph, the Company may,
                whenever necessary, by a
                resolution of the Board of
                Directors and upon giving prior
                public notice, deem any
                shareholder or pledgee whose
                name appears in writing or
---------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                Present Articles                               Proposed Amendments
--------------------------------------------------------------------------------------------------------
                digitally on the register of
                shareholders and/or the
                register of beneficial
                shareholders as of the end of a
                specified date to be a
                shareholder or a pledgee who is
                entitled to exercise certain
                rights of a shareholder or a
                pledgee.

Article 10.     (Omitted)                             Article 11.      (Same as at present)
   and                                                  and
Article 11.     (Omitted)                             Article 12.      (Same as at present)

(Method of Making Decisions of General Meetings       (Method of Making Decisions of General
of Shareholders)                                      Meetings of Shareholders)
Article 12.  Unless otherwise provided by law         Article 13. (1)  (Same as at present)
             or in the Articles of Incorporation,
             resolutions of general meetings of
             shareholders shall be adopted by a
             majority vote of the shareholders
             present at the meetings.
                                                                  (2)  Special resolutions to be
                                                                       adopted pursuant to the
                                                                       provisions of Article 343 of
                                                                       the Commercial Code shall be
                                                                       adopted by not less than
                                                                       two-thirds of the votes of
                                                                       the shareholders present at
                                                                       the meetings who hold not
                                                                       less than one-third of the
                                                                       votes of all shareholders.

Article 13.  (Omitted)                                Article 14.      (Same as at present)
  through                                              through
Article 16.  (Omitted)                                Article 17.      (Same as at present)

(Term of Office)                                      (Term of Office)
Article 17.  The term of office of a director         Article 18. The term of office of a director
             shall expire at the conclusion of                    shall expire at the conclusion of the
             the ordinary general meeting of                      ordinary general meeting of
             shareholders held with respect to                    shareholders held with respect to the
             the last closing of accounts within                  last closing of accounts within one(1)
             two (2) years after his assumption                   year after his assumption of office.
             of office.

                                                      (Hereinafter the numbers of Articles shall be
                                                      moved down accordingly.)


SUPPLEMENTARY PROVISIONS                              SUPPLEMENTARY PROVISIONS
             (Newly established)                      Article 1.  With regard to the term of office of
                                                                  directors elected at the ordinary
                                                                  general meeting of shareholders with
                                                                  respect to the business year ended
                                                                  March 2002, the term
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                Present Articles                               Proposed Amendments
--------------------------------------------------------------------------------------------------------
                                                                 "within one (1) year" in the provisions
                                                                 of Article 18 (Term of Office) shall be
                                                                 read as "within two (2) years."

With regard to the term of office of corporate        Article 2. With regard to term of office of
auditors in office prior to the closign of the                   corporate auditors in office prior to
ordinary general meeting of shareholders with                    the closing of the ordinary general
respect to the business year ending March                        meeting of shareholders with
2003, the term "within four (4) years" in the                    respect to the business year ending
provisions of Article 26 (Term of Office) shall                  March 2003, the term "within four
be read as "within three (3) years."                             (4) years" in the provisions of
                                                                 Article 27 (Term of Office) shall be
                                                                 read as "within three (3) years."
--------------------------------------------------------------------------------------------------------


AGENDA ITEM NO. 3. Purchases by the Company of Its Own Shares

     To take timely, flexible measures to achieve the Company's capital policy, it is hereby proposed to ask for authorization for purchases by the Company of its shares of common stock pursuant to the provisions of Article 210 of the Commercial Code of Japan, up to five million (5,000,000) shares with a total purchase price up to twenty billion (20,000,000,000) yen, up to the time of the conclusion of the next Ordinary General Meeting of Shareholders to be held in June 2004.


AGENDA ITEM NO. 4. Election of Eight (8) Directors

     As the terms of offices of seven (7) Directors out of a total of twelve
     (12) Directors currently in office, namely, Messrs. Yoshimichi Inada, Katsuhiro Abe, Akira Niijima, Takashi Kobayashi, Tadahiro Yamaguchi, Hiroshi Aiba and Shinji Yasuda, will expire at the conclusion of this Ordinary General Meeting of Shareholders, a proposal is hereby made to elect eight (8) Directors at this meeting.

     The candidates for Directors are as follows:

     Candidates for Directors


     No. 1 Yoshimichi Inada

               Date of Birth:                            Sept. 8, 1936

               Number of Pioneer's Shares Held:          6,600 shares

               Brief Personal Profile:
                  Mar. 1967:
                    Joined Pioneer
                  June 1989:
                    Director and General Manager of Kawagoe Plant, System Products Division II of Pioneer
                  June 1993:
                    Managing Director and General Manager of Car Electronics Group of Pioneer

                  June 1997:
                    Senior Managing Director and General Manager of Car Electronics Business Group; in charge of Communication Systems Division and Production Coordination Division of Pioneer
                  June 1999:
                    Senior Managing Director and Representative Director; in charge of technologies, production and OEM business of Pioneer
                  June 2000:
                    Executive Vice President and Representative Director; General Manager of Procurement Center; in charge of Components Business Division; and in charge of technologies, production, OEM business, and export management in general of Pioneer
                  Apr. 2003 to present:
                    Executive Vice President and Representative Director; in charge of technologies, production, and quality control in general; and in charge of Strategic IT Division of Pioneer


     No. 2 Katsuhiro Abe

               Date of Birth:                            Nov. 16, 1936

               Number of Pioneer's Shares Held:          9,330 shares

               Brief Personal Profile:
                  Mar. 1960:
                    Joined Pioneer
                  June 1989:
                    Director and General Manager of Personnel Division of
                    Pioneer
                  June 1997:
                    Managing Director; in charge of Corporate Management Group; General Manager of Related Business Administration Division of Pioneer
                  June 2000:
                    Senior Managing Director and Representative Director; in charge of administration in general of Pioneer
                  June 2002 to present:
                    Executive Vice President and Representative Director; in charge of administration and export management in general of Pioneer


     No. 3 Akira Niijima

               Date of Birth:                            Mar. 9, 1944

               Number of Pioneer's Shares Held:          9,600 shares

               Brief Personal Profile:
                  Apr. 1969:
                    Joined Pioneer
                  Sept. 1995:
                    President of Pioneer North America, Inc.
                  June 1997:
                    Director of Pioneer
                  Mar. 1998:
                    Director and General Manager of International Affairs Division of Pioneer

                  June 2000:
                    Managing Director and General Manager of Corporate Planning Division; in charge of Personnel Division of Pioneer
                  June 2002 to present:
                    Senior Managing Director of Pioneer and President of Pioneer's Home Entertainment Company


     No. 4 Takashi Kobayashi

               Date of Birth:                            Sept. 27, 1940

               Number of Pioneer's Shares Held:          9,020 shares

               Brief Personal Profile:
                  Apr. 1964:
                    Joined Pioneer
                  May 1980:
                    Managing Director of Pioneer Italia S.p.A.
                  May 1991:
                    Managing Director of Pioneer Electronics Eurocentre NV, and Chairman and Managing Director of Pioneer Europe NV
                  June 1993:
                    Director of Pioneer
                  Aug. 1995:
                    Director; in charge of Corporate Management Group of Pioneer
                  June 1998:
                    Managing Director and General Manager of Subsidiaries Management and Coordination Division; in charge of Investor Relations Division, Public Relations Division and Customer Satisfaction Planning and Coordination Division, and of software business of Pioneer
                  June 2002 to present:
                    Senior Managing Director; in charge of Corporate Communications Division, Customer Satisfaction Planning and Coordination Division, Intellectual Property Division, and Business Development Division of Pioneer


     No. 5 Tadahiro Yamaguchi

               Date of Birth:                            Mar. 24, 1946

               Number of Pioneer's Shares Held:          6,000 shares

               Brief Personal Profile:
                  Apr. 1969:
                    Joined Pioneer
                  June 1997:
                    Director and General Manager of Home Electronics Business Group of Pioneer
                  June 2002 to present:
                    Managing Director of Pioneer and Executive Vice President of Pioneer's Home Entertainment Company (in charge of technologies, production, and quality control); in charge of Cable & Satellite Systems Division; and Plant Manager of Tokorozawa Plant

     No. 6 Tamihiko Sudo

               Date of Birth:                            Apr. 28, 1947

               Number of Pioneer's Shares Held:          600 shares

               Brief Personal Profile:
                  Apr. 1970:
                    Joined Pioneer
                  Feb. 1989:
                    Managing Director of Pioneer Electronics (Holland) B.V.
                  Feb. 1996:
                    General Manager of Car Electronics Division, Car Electronics Group of Pioneer
                  Mar. 2000:
                    Executive Vice President of Pioneer's Mobile Entertainment Company
                  June 2000:
                    Executive Officer of Pioneer and Executive Vice President of Pioneer's Mobile Entertainment Company
                  June 2002 to present:
                    Senior Executive Officer of Pioneer and President of Pioneer's Mobile Entertainment Company


     No. 7 Osamu Yamada

               Date of Birth:                            Mar. 6, 1944

               Number of Pioneer's Shares Held:          1,000 shares

               Brief Personal Profile:
                  Apr. 1967:
                    Joined the Japan Broadcasting Corporation (NHK)
                  June 1999:
                    General Manager of NHK Technical Research Laboratory
                  June 2002:
                    Joined Pioneer; Counselor of Pioneer
                  June 2002:
                    Senior Executive Officer and General Manager of Research and Development Group of Pioneer
                  Sept. 2002 to present:
                    Senior Executive Officer and General Manager of Research and Development Group and General Manager of Corporate Research and Development Laboratories of Pioneer

               Condition of Representation in Other Companies:
                  President and Representative Director of e-Box Corporation


     No. 8 Hajime Ishizuka

               Date of Birth:                            May 3, 1947

               Number of Pioneer's Shares Held:          6,200 shares

               Brief Personal Profile:
                  Apr. 1970:
                    Joined Pioneer

                  Apr. 1992:
                    General Manager of Administration Division, International Business Group of Pioneer
                  July 1997:
                    General Manager of International Business Division of
                    Pioneer
                  June 2000:
                    Executive Officer and General Manager of International Business Division of Pioneer
                  June 2002:
                    Senior Executive Officer and General Manager of Components Business Division; and in charge of International Business Division of Pioneer
                  Apr. 2003 to present:
                    Senior Executive Officer of Pioneer and President of Pioneer's Components Business Company; and in charge of International Business Division of Pioneer


     Note: Each candidate has no particular interest in the Company.


AGENDA ITEM NO. 5. Election of Four (4) Corporate Auditors

     As the terms of offices of two (2) Corporate Auditors out of total three
     (3) Corporate Auditors currently in office, namely, Messrs. Makoto Koshiba and Makito Baba, will expire at the conclusion of this Ordinary General Meeting of Shareholders, a proposal is hereby made to elect Four (4) Corporate Auditors at this meeting.

     This proposal has obtained approval of the Board of Corporate Auditors.

     The candidates for Corporate Auditors are as follows:

     Candidates for Corporate Auditors


     No. 1 Makoto Koshiba

               Date of Birth:                            Nov. 21, 1943

               Number of Pioneer's Shares Held:          2,000 shares

               Brief Personal Profile:
                  Mar. 1972:
                    Joined Pioneer
                  Apr. 1993:
                    Director and Treasurer of Pioneer Electronics Capital, Inc.
                  June 1998:
                    Director and General Manager of Finance Division; in charge of Accounting Division of Pioneer
                  June 2000 to present:
                    Corporate Auditor (full time) of Pioneer


     No. 2 Shinji Yasuda

               Date of Birth:                            June 10, 1945

               Number of Pioneer's Shares Held:          2,700 shares

               Brief Personal Profile:
                  Apr. 1970:
                    Joined Pioneer
                  June 1997:
                    Director and Deputy Manager of Car Electronics Business Group of Pioneer
                  Apr. 1998:
                    Director of Pioneer and Managing Director of Pioneer Electronics Asiacentre Pte. Ltd.
                  July 2000:
                    Director; in charge of China Project of Pioneer
                  July 2001 to present:
                    Director of Pioneer and Managing Director of Pioneer China Holding Co., Ltd.


     No. 3 Isao Moriya

               Date of Birth:                            Sept. 5, 1934

               Number of Pioneer's Shares Held:          none

               Brief Personal Profile:
                  Mar. 1968:
                    Certified Public Accountant
                  Oct. 1970 to present:
                    Established his own office
                  Apr. 1976:
                    Joined Sanwa & Co. (presently Tohmatsu & Co.)
                  Feb. 1981:
                    Representative partner of Tohmatsu & Co.


    No. 4  Keiichi Nishikido

               Date of Birth:                            May 2, 1953

               Number of Pioneer's Shares Held:          none

               Brief Personal Profile:
                  Apr. 1985:
                    Admitted to The First Tokyo Bar Association
                    Joined Nagashima & Ohno Law Offices, Japan
                  Aug. 1989:
                    Joined Glass, McCullough, Sherrill & Harrold Law Offices, Unites States
                  Feb. 1991:
                    Joined Nagashima & Ohno Law Offices
                  Jan. 1994 to present:
                    Managing partner of Kohwa Sohgoh Law Offices, Japan


     Note: Each candidate has no particular interest in the Company.


AGENDA ITEM NO. 6. Presentation of Retirement Allowance to Retiring Directors
                   and Retiring Corporate Auditors

     To reward Messrs. Hiroshi Aiba and Shinji Yasuda, who will retire from the offices of Directors and Mr. Makito Baba who will retire from the office of Corporate Auditor, upon expiration of their terms at the time of conclusion of this Ordinary General Meeting of Shareholders, as well as the late Mr. Masanori Iijima, Corporate Auditor, who passed away on November 19, 2002, for their services rendered during their terms in office, a proposal is hereby made to present them the retirement allowance within the reasonable amount in accordance with the existing regulation of the Company. It is also proposed to leave the determination of the exact amount, time, method, etc. of the presentation to the resolution of the meeting of the board of directors with respect to retiring Directors, and to the discussion and agreement among corporate auditors with respect to retiring Corporate Auditors to be held hereafter.

     Brief personal profiles of them are as follows:

     Hiroshi Aiba         June 1993
                             Director of Pioneer
                          June 1997
                             Managing Director of Pioneer
                          June 2000 to present:
                             Director of Pioneer


     Shinji Yasuda        June 1997 to present:
                             Director of Pioneer


     Makito Baba          June 1997:
                             Corporate Auditor (full time) of Pioneer
                          June 2001 to present:
                             Corporate Auditor of Pioneer


     Masanori Iijima      June 1994:
                             Corporate Auditor of Pioneer
                          November 2002:
                             Passed away


AGENDA ITEM NO. 7.  Issue of Share Acquisition Rights for the Purpose of
                    Granting Stock Options

     To further raise the motivation and the morale for improvement of the consolidated business performance of the Company, the Company hereby asks for authorization to issue share acquisition rights pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, as stock options to directors, executive officers and employees of the Company and directors of its subsidiaries according to the following terms:

     (1)  Persons to whom share acquisition rights shall be allocated:
          Directors, executive officers and a number of employees of the Company as well as a number of directors of domestic or overseas subsidiaries of the Company (hereinafter referred to as the "Qualified Persons")

     (2) Class and number of shares to be issued (or transferred from the Company's own shares held by the Company in lieu thereof; hereinafter the same shall apply) upon exercise of share acquisition rights:
          Shares of common stock of the Company not exceeding 350,000; provided, however, in case the Number of Granted Shares (as defined below) shall be adjusted pursuant to (3) below, the number of shares to be issued shall be adjusted to the number obtained by multiplying the aggregate number of share acquisition rights to be issued by the Number of Granted Shares after adjustment.

     (3)  Aggregate number of share acquisition rights:
          Not exceeding 3,500

          The number of shares to be issued upon exercise of each share acquisition right (hereinafter referred to as the "Number of Granted Shares") shall be 100; provided, however, in case the Company splits or consolidates its shares of common stock on or after the date of issue of share acquisition rights (hereinafter referred to as the "Issue Date"), the Number of Granted Shares shall be adjusted according to the following formula:

Number of Granted               Number of Granted              Ratio of split or
Shares before adjustment   =    Shares after adjustment   x    consolidation

          In addition, the Number of Granted Shares shall be appropriately adjusted to the necessary and reasonable extent, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the Number of Granted Shares shall be required.

          Any fraction less than one (1) share resulting from this adjustment shall be disregarded.

     (4)  Issue price of the share acquisition rights:
          No consideration shall be paid.

     (5)  Amount to be paid in for exercise of share acquisition rights:
          The amount to be paid in per share to be issued upon exercise of share acquisition rights (hereinafter referred to as the "Exercise Price") shall be the amount obtained by multiplying the higher of either (i) the average of closing prices (including quotations; hereinafter the same shall apply) in the regular tradings of the shares of common stock of the Company on the Tokyo Stock Exchange for 30 consecutive trading days (excluding any trading day on which the closing price does not exist) commencing on the day 45 trading days prior to the Issue Date or (ii) such closing price on the day immediately preceding the Issue Date (if the closing price does not exist on such day, the closing price on the day immediately preceding such day), by 1.05. Any fraction less than one (1) yen resulting from this calculation shall be rounded up to the nearest one (1) yen.

          Provided, however, in case the Company splits or consolidates its shares of common stock on or after the Issue Date, the Exercise Price shall be adjusted according to the following formula and any fraction less than one (1) yen resulting from this adjustment shall be rounded up to the nearest one (1) yen:

Exercise Price       Exercise Price                          1
after adjustment =   before adjustment   x    -------------------------------
                                              Ratio of split or consolidation

          In addition, the Exercise Price shall be appropriately adjusted to the necessary and reasonable extent, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the Exercise Price shall be required.

     (6)  Period during which share acquisition rights may be exercised:
          From and including July 1, 2005, to and including June 30, 2008

     (7)  Conditions for exercise of share acquisition rights:
          (i)  Each share acquisition right may not be exercised in part.
          (ii) Other conditions for exercise of share acquisition rights shall be determined by the board of directors of the Company.

     (8)  Cancellation of share acquisition rights:
          The Company may at any time purchase or acquire share acquisition rights and cancel them without any consideration.

     (9)  Restriction on transfer of share acquisition rights:
          Share acquisition rights cannot be transferred unless an approval of the board of directors of the Company shall be obtained.

     (10) Others:
          (i) In case a Qualified Person is no longer a director, executive officer or employee of the Company or any of its subsidiaries at the time of exercise of share acquisition rights, such Qualified Person shall not be entitled to exercise such share acquisition rights, unless the above is resulted from resignation due to expiration of the term of office, compulsory retirement age, involuntary retirement or any other reasonable event.

          (ii) Allocation of share acquisition rights shall be made subject to the execution of, and in accordance with, an agreement for allocation of share acquisition rights between the Company and each Qualified Person which provides, in addition to the foregoing, the matters and conditions deemed necessary by the board of directors of the Company, based on the resolution adopted at this ordinary general meeting of shareholders, in order to achieve the purpose of this issue of share acquisition rights.

REFERENCE INFORMATION (Consolidated Financial Statements)


                           CONSOLIDATED BALANCE SHEETS

                                                                                        (In millions of yen)
                                                                               March 31
                                                                         ---------------------    Increase/
                                                                            2003         2002     (Decrease)
                                                                         --------     --------    ----------
ASSETS
Current assets:
  Cash and cash equivalents ..........................................    142,480      127,113      15,367
  Available-for-sale securities ......................................          -        3,455      (3,455)
  Trade receivables, less allowance ..................................    113,868      125,563     (11,695)
  Inventories ........................................................     93,620       96,910      (3,290)
  Others .............................................................     66,014       58,779       7,235
                                                                          -------      -------     -------
     Total current assets ............................................    415,982      411,820       4,162
Investments and long-term receivables ................................     25,871       33,004      (7,133)
Property, plant and equipment, less depreciation .....................    145,699      150,760      (5,061)
Intangible assets ....................................................     15,619       15,561          58
Other assets .........................................................     43,858       33,984       9,874
                                                                          -------      -------     -------
                                                                          647,029      645,129       1,900
                                                                          =======      =======     =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current portion
   of long-term debt .................................................     30,867       48,418     (17,551)
  Trade payables .....................................................     67,173       57,231       9,942
  Others .............................................................    108,490       88,661      19,829
                                                                          -------      -------     -------
     Total current liabilities .......................................    206,530      194,310      12,220
Long-term debt .......................................................     32,196       35,677      (3,481)
Other long-term liabilities ..........................................     71,631       48,895      22,736
Minority interests ...................................................     18,279       19,244        (965)
Shareholders' equity:
  Common stock .......................................................     49,049       49,049           -
  Capital surplus ....................................................     82,159       82,010         149
  Retained earnings ..................................................    253,266      240,692      12,574
  Accumulated other comprehensive income (loss) ......................    (55,629)     (24,736)    (30,893)
  Treasury stock .....................................................    (10,452)         (12)    (10,440)
                                                                          -------      -------     -------
     Total shareholders' equity ......................................    318,393      347,003     (28,610)
                                                                          -------      -------     -------
                                                                          647,029      645,129       1,900
                                                                          =======      =======     =======

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                  (In millions of yen)
                                                                                   Year ended March 31
                                                                                  --------------------
                                                                                    2003        2002
                                                                                  -------      -------
Operating revenue:
  Net sales ..................................................................    699,684      644,537
  Royalty revenue ............................................................     12,584       17,588
                                                                                  -------      -------
                                                                                  712,268      662,125
                                                                                  -------      -------
Operating costs and expenses:
  Cost of sales ..............................................................    498,492      465,336
  Selling, general and administrative ........................................    182,424      178,848
                                                                                  -------      -------
                                                                                  680,916      644,184
                                                                                  -------      -------
Operating income .............................................................     31,352       17,941
Other income (expenses):
  Interest income ............................................................      2,192        3,039
  Foreign exchange gain (loss) ...............................................     (2,042)         297
  Interest expense ...........................................................     (2,887)      (3,445)
  Others, net ................................................................         15       (2,489)
                                                                                  -------      -------
                                                                                   (2,722)      (2,598)
                                                                                  -------      -------
Income before income taxes ...................................................     28,630       15,343
Income taxes .................................................................      9,447        6,722
Minority interest in income of subsidiaries ..................................         21         (504)
Equity in losses of affiliated companies .....................................     (3,126)         (70)
                                                                                  -------      -------
Net income ...................................................................     16,078        8,047
                                                                                  =======      =======


Note: The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

                                      # # #